SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

TPCO HOLDING CORP.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

87270T106
(CUSIP Number)

April 1, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87270T106

1.	Names of Reporting Persons. ROC NATION LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,731,878
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,731,878
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 9,731,878
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 9.4%
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

ITEM 1:

(a)  Name of Issuer: TPCO Holding Corp.

(b) Address of Issur’s Principal Executive Offices: 1550 Leigh Ave San Jose, CA 95125-5301

ITEM 2:

(a)  Name of Person Filing: Roc Nation LLC

(b)  Address of Principal Business Office or, if None, Residence: 540 W 26th Street, New York, NY 10001-5504

(c)  Citizenship: Roc Nation LLC is a Delaware limited liability company

(d)  Title of Class of Securities: common shares, no par value (“Common Shares”)

(e)  CUSIP Number: 87270T106

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________.

ITEM 4:  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and incorporated by reference herein.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 103,125,910 shares of Common Shares outstanding as of August 15, 2022 as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 15, 2022.

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROC NATION LLC

Dated: October 31, 2022	By:	/s/ Desiree Perez
		Name:	Desiree Perez
		Title:	Chief Executive Officer

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